

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Dale Thatcher
Chief Financial Officer
Selective Insurance Group Inc.
40 Wantage Avenue
Branchville, New Jersey   07890

> **Re:** **Selective Insurance Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 1-33067**

Dear Mr. Thatcher:

We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K December 31, 2009

Financial Statements, page 81

1. The statement of cash flows shows $21,726,000 of undistributed losses of equity method investments were recognized in 2009 which represents 55% of pre-tax income for 2009. Explain to us why you did not include summarized information as required by Rule 4-08(g) of Regulation S-X.

<u>Note 13 Discontinued Operations, page 117</u>

2. Tell us why you believe the proceeds of $12.3 million to be received over 10 years were collectible at December 31, 2009 and should not be recognized if and when amounts are collected. You recognized additional losses in each of the 2010 quarters due to revising the amount of proceeds to be received. Cite the authoritative literature which supports your accounting.

<u>Definitive Proxy Statement on Schedule 14A</u>

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions on the financial statements and related matters. Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Jennifer Riegel, Staff Attorney, at (202) 551-3575 with any other questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant